

KABANI & COMPANY, INC.

Certified Public Accountants
6033 West Century Blvd., Suite 810, Los Angeles, CA 90045

Phone (310) 568-1625
Fax   (310) 410-0371
www.kabanico.com

July 11, 2011

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street North East
Washington, DC 20549

Re: CHINA VITUP HEALTH CARE HOLDINGS, INC.

File No. 000-52489

We have read the statements that we understand CHINA VITUP HEALTH CARE HOLDINGS, INC. will include under Item 4.01 of the Form 8-K report, dated July 07, 2011 that it will file regarding the recent change of auditors. We agree with such statements made regarding our firm.

Very truly yours,

Kabani & Company, Inc.